Exhibit 99.1

Yuchai and Guangxi Zhenye Form New Joint Venture

Singapore, Singapore – October 20, 2026 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai International” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), announced today that its wholly owned subsidiary, Guangxi Yuchai Foundry Company Limited (“Yuchai Foundry”), and Guangxi Zhenye New Materials Co., Ltd. (“Guangxi Zhenye”) have established a new joint venture, Guangxi Aobei Technology Company Ltd. (“Guangxi Aobei”), to engage in the austempered ductile iron (“ADI”) heat treatment business in Yulin, Guangxi.

Guangxi Aobei has a total registered capital of RMB 50 million, of which Yuchai Foundry will contribute RMB 17 million for a 34% equity interest, while Guangxi Zhenye will contribute RMB 33 million for the remaining 66% equity interest.

Guangxi Zhenye is a wholly owned subsidiary of Zhejiang Zhenye New Materials Co., Ltd. (collectively, “Zhenye New Materials”), which specializes in the research and development, production, processing and sale of ADI materials and related components. ADI is an advanced ductile iron material known for its cost-efficient, lightweight, wear-resistant, vibration-damping and noise-reducing features. In the automotive sector, ADI is increasingly used in key components such as brackets, gears, connectors, differential housings and camshafts.

Guangxi Aobei aims to combine Zhenye New Materials’ expertise in ADI technology with Yuchai’s casting capabilities to expand the production of ADI components and support the mass production and broader application of ADI automotive differential components and assemblies.

About China Yuchai International

China Yuchai International, through its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), is one of the leading powertrain solutions manufacturers in China. Founded in 1951, Yuchai maintains a reputable brand name, a strong research and development team, and a significant market share in China. Yuchai specializes in the design, manufacture, and sale of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. It delivers a comprehensive portfolio of powertrain solutions, spanning traditional diesel and natural gas engines to alternate fuels and new energy products, including pure electric, range extenders, hybrid, and fuel cell systems. Through an extensive network of regional sales offices and authorized customer service centers, Yuchai distributes engines directly to auto OEMs and distributors while providing after-sales services across China and globally. In 2025, Yuchai sold 461,309 engines and reported total revenue of RMB 24.6 billion. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai International's and the joint ventures’operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai International cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in the Company's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai International specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com